Filed by Chittenden Corporation Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Community Bank & Trust Company

FDIC Certificate Number 33011

This filing contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; (2) failure of the shareholders of Community Bank to approve the merger agreement; (3) failure to obtain governmental approvals of the merger, or imposition of adverse regulatory conditions in connection with such approvals; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5) costs or difficulties related to the integration of the businesses following the merger; (6) changes in general, national or regional economic conditions; (7) changes in loan default and charge-off rates; (8) reductions in deposit levels necessitating increased borrowings to fund loans and investments; (9) changes in interest rates; (10) changes in levels of income and expense in noninterest income and expense related activities; (11) competition; and (12) failure of Chittenden and People’s United Financial, Inc. to consummate their pending merger in a timely manner or at all. For further information on these risk factors and uncertainties, please see Chittenden’s filings with the Securities and Exchange Commission, including Chittenden’s Annual Report on Form 10-K for the year ended December 31, 2006. Chittenden undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.

In connection with Chittenden’s proposed acquisition of Community Bank, Chittenden has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a proxy statement/prospectus dated September 13, 2007, which has been mailed to Community Bank shareholders. Investors are urged to read these materials, and any other documents filed by Chittenden with the SEC or Community Bank with the FDIC, because they contain or will contain important information about Chittenden, Community Bank and the merger. Chittenden, Community Bank and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Community Bank in connection with the merger. Information about the directors and executive officers of Chittenden and Community Bank and information about any other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus. The proxy statement/prospectus and other relevant materials, and any other documents filed by Chittenden with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Chittenden by directing a written request to Chittenden Corporation, 2 Burlington Square, Burlington, Vermont 05402-0820, Attention: General Counsel. Free copies of the documents filed with the FDIC by Community Bank may be obtained by directing a written request to Community Bank & Trust Company, P.O. Box 59, Wolfeboro, New Hampshire 03894, Attention: Gregg Roark.

THE FOLLOWING ARE (1) A JOINT PRESS RELEASE OF CHITTENDEN AND COMMUNITY BANK ANNOUNCING THE ELECTION DEADLINE AND (2) CORRESPONDENCE TO SHAREHOLDERS AND THE ELECTION FORM AND LETTER OF TRANSMITTAL, IN CONNECTION WITH THE PROPOSED MERGER OF COMMUNITY BANK WITH A SUBSIDIARY OF CHITTENDEN PURSUANT TO AN AGREEMENT AND PLAN OF MERGER BY AND AMONG CHITTENDEN, OCEAN BANK AND COMMUNITY BANK, DATED AS OF JUNE 4, 2007, AND AMENDED AS OF AUGUST 15, 2007.

Chittenden Corporation	Community Bank & Trust Company
2 Burlington Square	15 Varney Road
P.O. Box 820	Wolfeboro, New Hampshire 03894
Burlington, Vermont 05402-0820

Kirk W. Walters	Gregory A. Roark
(802) 660-1561	(603) 569-8400

September 25, 2007	53/07

CHITTENDEN CORPORATION AND COMMUNITY BANK & TRUST COMPANY

ANNOUNCE ELECTION DEADLINE IN CONNECTION WITH PROPOSED ACQUISITION

BURLINGTON VT, September 25, 2007 – Chittenden Corporation (NYSE: CHZ) and Community Bank & Trust Company (OTCBB: CBNH.OB) announced today that October 24, 2007 has been set as the deadline for merger consideration elections in connection with Chittenden’s proposed acquisition of Community Bank. Completion of the acquisition is subject to customary closing conditions, as well as the approval of Community Bank shareholders and various regulatory agencies.

Community Bank shareholders wishing to make an election regarding the consideration they would like to receive for their Community Bank shares must deliver to Computershare Trust Co., Inc., the exchange agent, properly completed Election Forms and Letters of Transmittal, together with their stock certificates or properly completed notices of guaranteed delivery, by 5:00 P.M., New York City time, on Wednesday, October 24, 2007, the election deadline. Community Bank shareholders may elect cash, shares of Chittenden common stock or a combination of the two for their Community Bank shares. All elections are subject to adjustment to ensure that 75% of the outstanding shares of Community Bank common stock will be converted into the right to receive shares of Chittenden common stock, and the remaining shares of Community Bank common stock will be converted into the right to receive cash. As a result, a Community Bank shareholder may not receive the exact form of consideration elected, and the ability of a Community Bank shareholder to receive the form of consideration elected will depend on the elections made by other Community Bank shareholders.

Community Bank shareholders who do not properly deliver such documentation to Computershare Trust Co., Inc. (at the address specified in the Election Form and Letter of Transmittal) prior to the election deadline will forfeit the right to select the form of consideration they would like to receive. If the acquisition is completed, such non-electing shareholders will be allocated Chittenden common stock and/or cash depending on the elections made by other Community Bank shareholders.

Community Bank shareholders may obtain additional copies of the Election Form and Letter of Transmittal, copies of which were mailed today to Community Bank shareholders, by contacting Georgeson Inc., the information agent, at 1-888-605-8337.

Forward-Looking Statements

This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; (2) failure of the shareholders of Community Bank to approve the merger agreement; (3) failure to obtain governmental approvals of the merger, or imposition of adverse regulatory conditions in connection with such approvals; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5) costs or difficulties related to the integration of the businesses following the merger; (6) changes in general, national or regional economic conditions; (7) changes in loan default and charge-off rates; (8) reductions in deposit levels necessitating increased borrowings to fund loans and investments; (9) changes in interest rates; (10) changes in levels of income and expense in noninterest income and expense related activities; (11) competition and (12) failure of Chittenden and People’s United Financial, Inc. to consummate their pending merger in a timely manner or at all.

For further information on these risk factors and uncertainties, please see Chittenden’s filings with the Securities and Exchange Commission, including Chittenden’s Annual Report on Form 10-K for the year ended December 31, 2006. Chittenden and Community Bank undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.

Additional Information About this Transaction

In connection with Chittenden’s proposed acquisition of Community Bank, Chittenden has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a proxy statement/prospectus dated September 13, 2007, which has been mailed to Community Bank shareholders. Investors are urged to read these materials, and any other documents filed by Chittenden with the SEC or Community Bank with the FDIC, because they contain or will contain important information about Chittenden, Community Bank and the merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by Chittenden with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Chittenden by directing a written request to Chittenden Corporation, 2 Burlington Square, Burlington, Vermont 05402-0820, Attention: General Counsel. Free copies of the documents filed with the FDIC by Community may be obtained by directing a written request to Community Bank & Trust Company, P.O. Box 59, Wolfeboro, New Hampshire 03894, Attention: Gregg Roark.

Chittenden, Community Bank and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Community Bank in connection with the merger. Information about the directors and executive officers of Chittenden and Community Bank and information about any other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

Chittenden is a bank holding company headquartered in Burlington, Vermont. Through its subsidiary banks1, the Company offers a broad range of financial products and services to customers throughout Northern New England, Massachusetts and Connecticut, including deposit accounts and services; commercial and consumer loans; insurance; and investment and trust services to businesses, individuals, and the public sector. Chittenden Corporation’s news releases, including earnings announcements, are available on the Company’s website.

[1]	Chittenden’s subsidiaries are Chittenden Trust Company, The Bank of Western Massachusetts, Flagship Bank and Trust Company, Maine Bank & Trust Company, Ocean Bank and Merrill Merchants Bank. Chittenden Trust Company also operates under the names Chittenden Bank, Chittenden Services Group, and Chittenden Mortgage Services, and it owns Chittenden Insurance Group, LLC, Chittenden Securities, LLC, and Chittenden Commercial Finance

September 25, 2007

Dear Shareholder:

As we announced on June 4, 2007, Community Bank & Trust Company has entered into an Agreement and Plan of Merger, which provides for the acquisition of Community Bank by Chittenden Corporation. The proposed merger will occur following approval of the merger agreement and related contract for union by the shareholders of Community Bank at a Special Meeting of Shareholders to be held on October 24, 2007, and the satisfaction or waiver of all other conditions to the merger, including approval by all requisite regulatory authorities. Please call Georgeson Inc. at 1-888-605-8337 if you have not received a copy of the Proxy Statement/Prospectus, dated September 13, 2007, related to the shareholders’ meeting and the proposed merger.

We are enclosing an Election Form and Letter of Transmittal, which will allow you to choose how you would prefer to exchange your Community Bank common stock, assuming the merger is completed. The Election Form and Letter of Transmittal provides you with the following options:

•	to elect to receive $33.37 per share in cash in exchange for all of your shares of Community Bank common stock;

•	to elect to receive 1.1293 shares of Chittenden common stock, plus cash in lieu of any fractional share, in exchange for all of your shares of Community Bank common stock;

•	to elect to receive a combination of the cash consideration and Chittenden common stock in exchange for your shares of Community Bank common stock; or

•	to make no election with respect to the consideration for your shares of Community Bank common stock.

Your right to receive the form of merger consideration that you elect for your shares of Community Bank common stock is subject to the allocation procedures set forth in the merger agreement, which are intended to ensure that 75% of the shares of Community Bank common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive Chittenden common stock, and the remaining shares of Community Bank common stock will be converted into the right to receive cash.

In order to elect the form of consideration that you would like to receive in the merger, the Election Form and Letter of Transmittal, properly completed, signed and accompanied by your certificate(s) of Community Bank common stock (or a properly completed Notice of Guaranteed Delivery), must be received by Computershare Trust Co., Inc., the Exchange Agent, NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 24, 2007. If your Election Form and Letter of Transmittal and stock certificate(s) are not received by this date and time, you will be deemed to have made no election with respect to your shares of Community Bank common stock.

If you have any questions relating to the surrender of your certificate(s) of Community Bank common stock or if you have lost your certificate(s), please call Registrar and Transfer Company at 1-800-368-5948. Any other questions should be directed to Georgeson Inc. at 1-888-605-8337.

Sincerely,

BRADFORD W. GILE	GREGORY A. ROARK	PETER B. ALDEN
Chairman	Vice Chairman and Treasurer	President and Chief Executive Officer

This communication is not a solicitation of a proxy from any shareholder of Community Bank. Chittenden has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, of which the September 13, 2007 Proxy Statement/Prospectus that was mailed to Community Bank shareholders is a part. Chittenden and Community Bank may file other relevant documents concerning the merger. You should read the Proxy Statement/Prospectus, and any other relevant documents to be filed with the SEC and FDIC, because they contain or will contain important information about Chittenden, Community Bank and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Chittenden are available free of charge by contacting Chittenden’s Corporate Secretary at (802) 658-4000. Documents filed with the FDIC by Community Bank are available free of charge by contacting Community Bank’s Treasurer at (603) 569-8400.

ELECTION FORM AND LETTER OF TRANSMITTAL

IN CONNECTION WITH

THE PROPOSED MERGER OF

COMMUNITY BANK & TRUST COMPANY

WITH A WHOLLY-OWNED SUBSIDIARY OF

CHITTENDEN CORPORATION

This Election Form and Letter of Transmittal, together with the certificate(s) representing the related shares of Community Bank & Trust Company Common Stock (or a properly completed Notice of Guaranteed Delivery), must be received by Computershare Trust Co., Inc. NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 24, 2007. Please read carefully, and complete properly, this Election Form and Letter of Transmittal.

ELECTION FORM AND LETTER OF TRANSMITTAL

To Accompany Certificates Representing Shares of Common Stock of

Community Bank & Trust Company

This Election Form and Letter of Transmittal is being delivered in connection with the proposed merger of a subsidiary of Chittenden Corporation (“Chittenden”) with and into Community Bank & Trust Company (“Community Bank”). If you wish to make an election, please complete all applicable boxes of this Election Form and Letter of Transmittal.

BOX A:	DESCRIPTION OF SHARES SURRENDERED

See Instruction C(1) Name(s) and Address(es) of Registered Holder(s)	Certificate No.	Number of Shares

TOTAL SHARES

☐	Please indicate here if your stock certificate(s) have been lost, stolen or destroyed, and contact Registrar & Transfer Company at 1-800-368-5948. See Instruction A(5)

PLEASE READ AND FOLLOW THE ATTACHED INSTRUCTIONS WHICH

SET FORTH THE REQUIREMENTS THAT MUST BE COMPLIED WITH IN ORDER TO

MAKE AN EFFECTIVE ELECTION.

BOX B:	ELECTION

The undersigned elects (the “Election”) to have ALL of his, her or its shares of common stock, par value $1.00 per share, of Community Bank (“Community Bank Common Stock”) represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed, converted into the right to receive the merger consideration for the shares of Community Bank Common Stock represented by such certificate(s) as indicated below.

Please check only ONE (1) of the following boxes and sign below. If you check more than one box, you will be considered to have made NO ELECTION:

☐	STOCK ELECTION. The undersigned elects to receive 1.1293 shares of common stock, par value $1.00 per share, of Chittenden (“Chittenden Common Stock”) for each share of Community Bank Common Stock represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed, plus cash in lieu of any fractional share (the “Stock Consideration”).

☐	CASH ELECTION. The undersigned elects to receive a cash payment of $33.37 for each share of Community Bank Common Stock (the “Cash Consideration”) represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed.

☐	MIXED ELECTION. The undersigned elects to receive (i) a cash payment of $33.37 per share for that number of shares of Community Bank Common Stock indicated below and represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed and (ii) 1.1293 shares of Chittenden Common Stock, plus cash in lieu of any fractional share, for the remaining shares of Community Bank Common Stock represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed.

•	shares (insert number of shares) of Community Bank Common Stock to be converted into the right to receive the Cash Consideration; and

•	the remainder of the undersigned’s shares of Community Bank Common Stock to be converted into the right to receive the Stock Consideration

☐	NO ELECTION. The undersigned makes no election with respect to the consideration to be received in exchange for the shares of Community Bank Common Stock represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed.

It is understood that this Election is subject to the terms, conditions and limitations set forth in the Agreement and Plan of Merger, dated as of June 4, 2007, by and among Chittenden, Ocean Bank and Community Bank, as amended as of August 15, 2007, the Proxy Statement/Prospectus dated September 13, 2007, and this Election Form and Letter of Transmittal.

Signature	Signature

Print Name Here	Print Name Here

Date	Date

IMPORTANT: To be effective, this Election Form and Letter of Transmittal, together with the certificate(s) representing the related shares of Community Bank Common Stock (or a properly completed Notice of Guaranteed Delivery), must be received by Computershare Trust Co., Inc. (the “Exchange Agent”) NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 24, 2007 (the “Election Deadline”). Deliveries made to addresses other than the address of the Exchange Agent set forth in Box E will not constitute valid deliveries and the Exchange Agent will have no responsibility for them.

CHITTENDEN MAY ADJUST AN ELECTION. The Election made above will be honored to the extent possible. Because of the requirement that 75% of the total number of shares of Community Bank Common Stock outstanding immediately prior to the effective time of the merger be converted into the right to receive Chittenden Common Stock, and the remaining shares of Community Bank Common Stock be converted into the right to receive cash, whether you receive the amount of Chittenden Common Stock and/or cash that you elect will depend in part on the elections of other Community Bank shareholders. Therefore, you may not receive exactly the form of consideration that you elect, and you may instead receive a pro rata amount of Chittenden Common Stock and cash. Please see the examples set forth in the section of the Proxy Statement/Prospectus dated September 13, 2007, titled “The Merger Agreement—Allocation Procedures” beginning on page 72.

If you have a preference for receiving either Chittenden Common Stock or cash for your shares of Community Bank Common Stock, you should return this Election Form and Letter of Transmittal indicating your preference. Community Bank shareholders who make an election will be accorded priority over those shareholders who make no election in instances where the cash consideration or stock consideration must be re-allocated in order to achieve the required ratio of Community Bank shares being converted into the right to receive Chittenden Common Stock and cash. If you do not make an election, you will be allocated Chittenden Common Stock and/or cash depending on the elections made by other Community Bank shareholders. However, even if you do make an election, you might not receive all cash, all stock or the proportion of cash and stock as you elected.

PENDING TRANSACTION WITH PEOPLE’S UNITED FINANCIAL. In considering your Election, you should be aware that on June 26, 2007, Chittenden entered into an agreement to be acquired by People’s United Financial, Inc. To the extent holders of Community Bank Common Stock receive cash in the Chittenden/Community Bank merger, they will not have the opportunity to participate in the People’s United Financial/Chittenden transaction. As a result, the pending transaction with People’s United Financial may influence the election decisions of other Community Bank shareholders. Please see the Proxy Statement/Prospectus for further information. There can be no assurance that the People’s United Financial/Chittenden transaction will be completed in a timely manner or at all.

FRACTIONAL SHARE INTERESTS. No fractional shares of Chittenden Common Stock and no certificates or scrip therefor, or other evidence of ownership, will be issued in connection with the merger. A holder of Community Bank Common Stock who receives Chittenden Common Stock and is entitled to a fractional share will be paid cash in lieu of such fractional share. Such Community Bank holder will be paid an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the last sale prices of Chittenden Common Stock as reported on the New York Stock Exchange for the five (5) New York Stock Exchange trading days immediately preceding the effective date of the merger, rounded to the nearest whole cent.

IMPORTANT: YOU MUST FILL OUT THE LETTER OF TRANSMITTAL SECTION OF THIS ELECTION FORM AND LETTER OF TRANSMITTAL IN ORDER TO PROPERLY COMPLETE YOUR ELECTION.

YOU MUST COMPLETE BOX C BELOW

BOX C:	REQUIRED SIGNATURE(S) OF REGISTERED HOLDER(S) OR AGENT

The undersigned represents that I (we) have full authority to surrender the certificate(s) of Community Bank Common Stock for exchange and requests that the certificates for the shares of Chittenden Common Stock issued as payment for the Stock Consideration and/or the check issued as payment for the Cash Consideration (referred to herein as the “Payment Check”) be issued in the name and sent to the address in Box A unless instructions are given in Box G and/or Box H hereof. This signature for Box C must be signed by the registered holder(s) EXACTLY as the name(s) appear(s) on the certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation or others acting in a fiduciary or representative capacity, please set forth full title. See Instruction C(7)

Registered Holder	Registered Holder

Title, if any	Title, if any
Date: Phone No.:	Date: Phone No.:

YOU MUST COMPLETE BOX D BELOW

BOX D:	SUBSTITUTE FORM W-9

SUBSTITUTE Form W-9 Payor’s Request for Taxpayer Identification Number

Part 1—PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.

Check appropriate box:

☐ Individual/sole proprietor ☐ Corporation ☐ Partnership

☐  Other                  ☐  Exempt from backup withholding

Social Security Number OR Employer Identification Number

Please fill in your name and address below. Name Address (number and street) City, State and Zip Code

Part 2—Certification—Under penalties of perjury, I certify that:

(1)    The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2)    I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)    I am a U.S. person (including a U.S. resident alien).

Part 3— Awaiting TIN ☐

Certification Instructions—You must cross out Item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

SIGNATURE DATE

See Instruction C(8) and the accompanying Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

BOX E:	METHOD OF DELIVERY

Mail or deliver this Election Form and Letter of Transmittal, or a facsimile thereof, together with the certificate(s) representing your shares of Community Bank Common Stock, to the Exchange Agent at one of the addresses listed below:

BY MAIL: Computershare c/o Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	BY OVERNIGHT DELIVERY: Computershare c/o Corporate Actions 161 Bay State Drive Braintree, MA 02184

BOX F:	SIGNATURE(S) GUARANTEED (IF APPLICABLE)

To be completed only if required by Instruction C(3).

Unless the certificates are tendered by the registered holder(s) of the Community Bank Common Stock, or for the account of a member of a “Signature Guarantee Program” (“STAMP”), Stock Exchange Medallion Program (“SEMP”) or New York Stock Exchange Medallion Signature Program (“MSP”) (an “Eligible Institution”), the signature(s) in Box C must be guaranteed by an Eligible Institution.

Name of Firm

Address of Firm—Please Print

Authorized Signature

SPECIAL PAYMENT AND MAILING INSTRUCTIONS

The stock certificate(s) for shares of Chittenden Common Stock issued as payment for the Stock Consideration and/or the Payment Check issued as payment for the Cash Consideration will be issued in the same name(s) as the certificate(s) surrendered and will be mailed to the address of the registered holder(s) indicated in Box A, unless otherwise indicated in Box G and/or Box H below. If Box G is completed, the signatures in Box C must be guaranteed as set forth in Instruction C(3). (See Box F)

BOX G: SPECIAL ISSUANCE INSTRUCTIONS (IF APPLICABLE) See Instructions C(5) and C(7)	BOX H: SPECIAL DELIVERY INSTRUCTIONS (IF APPLICABLE) See Instruction C(6)

Complete ONLY if the stock certificate(s) for shares of Chittenden Common Stock and/or the Payment Check are to be issued in a name which differs from the name on the surrendered certificate(s). Issue and/or pay to:

Complete ONLY if the stock certificate(s) for the shares of Chittenden Common Stock and/or the Payment Check are to be mailed to some address other than the address reflected in Box A. Mail to:
Name:	Name:

Address:	Address:

INSTRUCTIONS FOR COMPLETING ELECTION FORM AND LETTER OF TRANSMITTAL

These instructions are for the accompanying Election Form and Letter of Transmittal for the shareholders of Community Bank and Trust Company (“Community Bank”) in connection with the proposed merger of a subsidiary of Chittenden Corporation (“Chittenden”) with and into Community Bank. All elections are subject to the Agreement and Plan of Merger, dated as of June 4, 2007, by and among Chittenden, Ocean Bank and Community Bank, as amended as of August 15, 2007 (the “Merger Agreement”), that was furnished to Community Bank shareholders as part of a Proxy Statement/Prospectus dated September 13, 2007 (the “Proxy Statement/Prospectus”). The Election Form and Letter of Transmittal should be properly completed, dated, signed and delivered, together with all certificates representing Community Bank Common Stock currently held by you (unless a notice of guaranteed delivery is properly completed in accordance with Instruction (A)(3)), to Computershare Trust Co., Inc. (the “Exchange Agent”) at the appropriate address set forth on the front of the Election Form and Letter of Transmittal. Please read and follow the instructions regarding the completion of the Election Form and Letter of Transmittal set forth below. If you have any questions concerning the Election Form and Letter of Transmittal, see Instruction C(10).

A. ELECTION

(1) Election Deadline. In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by the certificate(s) representing the related shares of Community Bank Common Stock held by you, NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 24, 2007 (the “Election Deadline”). Chittenden and Community Bank may, but shall be under no obligation to, extend the Election Deadline, in which case Chittenden will issue a press release announcing such extension. For instructions regarding changes or revocations of your election and the time in which such changes or revocations can be made, see Instruction B(1). You should understand that your election is subject to certain terms and conditions that are set forth in the Election Form and in the Merger Agreement and are described in the Proxy Statement/Prospectus. Copies of the Proxy Statement/Prospectus may be requested from Georgeson Inc. (the “Information Agent”) at the phone number set forth in Instruction C(10).

(2) Delivery of Stock Certificates. In order to make an effective election, you must correctly complete the Election Form and Letter of Transmittal. The Election Form and Letter of Transmittal should be completed, signed, dated and mailed or delivered to the Exchange Agent by the Election Deadline at the address indicated in Box E of the Election Form and Letter of Transmittal, accompanied by the certificate(s) representing shares of Community Bank Common Stock being surrendered in exchange for cash and/or shares of Chittenden Common Stock or a properly completed guaranty of delivery (See Instruction A(3)). For your convenience in surrendering your certificates, a return envelope is enclosed.

YOU MAY CHOOSE ANY METHOD TO DELIVER THE ELECTION FORM AND LETTER OF TRANSMITTAL AND YOUR ACCOMPANYING CERTIFICATES. HOWEVER, YOU ASSUME ALL RISK OF NON-DELIVERY. IF YOU CHOOSE TO USE THE MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND THAT YOU PROPERLY INSURE ALL STOCK CERTIFICATES. DELIVERY OF CERTIFICATES WILL BE DEEMED EFFECTIVE AND RISK OF LOSS WITH RESPECT TO SUCH CERTIFICATES SHALL PASS ONLY WHEN SUCH CERTIFICATES ARE ACTUALLY RECEIVED BY THE EXCHANGE AGENT.

(3) Guaranteed Delivery. Community Bank shareholders whose certificate(s) are not immediately available may also make an election by completing the Election Form and Letter of Transmittal and having the Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the stock certificates, the delivery of which is thereby guaranteed, are in fact delivered to the Exchange Agent NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON THE THIRD NEW YORK STOCK EXCHANGE TRADING DAY AFTER THE DATE OF EXECUTION OF THE NOTICE OF GUARANTEED DELIVERY (the “Guaranteed Delivery Deadline”)). The Notice of Guaranteed Delivery may be faxed to the Exchange Agent at (781) 380-3388.

IF THE EXCHANGE AGENT HAS NOT RECEIVED YOUR PROPERLY COMPLETED ELECTION FORM AND LETTER OF TRANSMITTAL, ACCOMPANIED BY YOUR CERTIFICATES OF

COMMUNITY BANK COMMON STOCK BY THE ELECTION DEADLINE (UNLESS THE NOTICE OF GUARANTEED DELIVERY HAS BEEN PROPERLY COMPLETED AND SUCH CERTIFICATES ARE RECEIVED BY THE EXCHANGE AGENT BY THE GUARANTEED DELIVERY DEADLINE), YOUR SHARES WILL BE DESIGNATED NO ELECTION SHARES.

(4) Shares as to Which No Election is Made. If a holder of shares of Community Bank Common Stock marks the “No Election” box on the Election Form, fails to submit a properly completed Election Form and Letter of Transmittal together with certificate(s) representing his, her or its shares of Community Bank Common Stock by the Election Deadline, or as to which delivery of such shares is guaranteed, by the Guaranteed Delivery Deadline, or revokes a previously submitted Election Form and Letter of Transmittal and fails to submit a properly completed Election Form and Letter of Transmittal together with certificates representing shares of Community Bank Common Stock or as to which delivery is guaranteed, by the applicable deadline, the shares held by such holder (each, a “Non-Electing Shareholder”) shall be designated “No Election” shares and exchanged in accordance with the allocation provisions of the Merger Agreement. In addition, a Community Bank shareholder who does not tender an election for all his, her or its shares will be deemed to be a Non-Electing Shareholder with respect to those shares not tendered.

(5) Lost, Stolen or Destroyed Certificates. If your certificate(s) of Community Bank Common Stock has been lost, stolen or destroyed, you should notify Registrar & Transfer Company promptly at 1-800-368-5948. You will then be forwarded additional documentation necessary to be completed in order to effectively surrender your lost, stolen or destroyed certificates. In order to make an effective election with respect to such certificates, you must complete the additional documentation and pay for an indemnity bond covering the lost, stolen or destroyed certificates. IF YOU HAVE NOT COMPLETED THE ELECTION FORM, COMPLIED WITH THE PROCEDURES FOR REPLACING LOST CERTIFICATES AND PAID FOR THE INDEMNITY BOND PRIOR TO THE ELECTION DEADLINE, YOU WILL BE DEEMED TO HAVE MADE NO ELECTION WITH RESPECT TO SHARES OF COMMUNITY BANK COMMON STOCK REPRESENTED BY THE LOST, STOLEN OR DESTROYED CERTIFICATES.

B. SPECIAL CONDITIONS

(1) Change or Revocation of Election. A holder of shares of Community Bank Common Stock who has made an election on a properly completed Election Form and Letter of Transmittal accompanied by certificate(s) representing his, hers or its shares of Community Bank Common Stock (or a properly completed Notice of Guaranteed Delivery) may at any time prior to the Election Deadline change such election by submitting to the Exchange Agent a revised Election Form and Letter of Transmittal (or a facsimile thereof), properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline.

(2) Nullification of Election. All Election Forms will be void and of no effect if the merger is not consummated, and stock certificates submitted with the Election Form and Letter of Transmittal will be promptly returned to the person(s) submitting the same.

(3) Joint Forms of Election. For purposes of the Election Form and Letter of Transmittal and the allocation procedures described under “CHITTENDEN MAY ADJUST AN ELECTION” on the Election Form and Letter of Transmittal, holders of shares of Community Bank Common Stock who join in making a joint election will be considered to be a single holder of such shares. A joint Election Form and Letter of Transmittal may be submitted only by persons submitting certificates registered in different forms of the same name (e.g., “John Smith” on one certificate and “J. Smith” on another) and by persons who may be considered to own each other’s shares by reason of the ownership attribution rules contained in Section 318(a) of the Internal Revenue Code of 1986, as amended. If the Election Form and Letter of Transmittal are submitted as a joint Election Form and Letter of Transmittal, each record holder of shares of Community Bank Common Stock covered thereby must properly sign the Election Form and Letter of Transmittal, attaching additional sheets if necessary. The signatures of such holders will be deemed to constitute a certification that the persons submitting a joint Election Form and Letter of Transmittal are eligible to do so.

(4) Forms or Elections of Nominees. Any record holder of shares of Community Bank Common Stock who is a nominee (such as a broker holding shares in “street name”) may submit one or more Election Forms and Letters of Transmittal, indicating on the form or forms a combination of elections covering up to the aggregate number of shares of Community Bank Common Stock owned by such record holder. However, upon the request of Chittenden, such record holder will be required to certify to the satisfaction of Chittenden that such record holder holds such shares of Community Bank Common Stock as nominee for the beneficial owners of such shares. Each beneficial owner for whom such an Election Form and Letter of Transmittal is so submitted will be treated as a separate shareholder of Community Bank for purposes of allocating Chittenden Common Stock and cash payments to be issued upon completion of the merger.

C. GENERAL

(1) Listing of Certificates. List the stock certificate number and number of shares represented by each Community Bank Common Stock certificate surrendered for exchange in the space provided in Box A of the Election Form and Letter of Transmittal. If the space provided is inadequate, use a separate schedule and attach it to the Election Form and Letter of Transmittal. The total number of shares of Community Bank Common Stock surrendered for exchange for cash and/or Chittenden Common Stock should equal the total number of shares of Community Bank Common Stock held of record by the holder as indicated on the books of Community Bank. The Exchange Agent may delay the exchange until any difference in the number of shares of Community Bank Common Stock surrendered and the number of shares of Community Bank Common Stock held of record is resolved.

(2) Signatures. Except as otherwise described in Instruction C(5) below, you must sign the Election Form and Letter of Transmittal exactly the way your name appears on the face of your surrendered stock certificate(s). If the shares are owned by two or more persons, each must sign exactly as his, her or its name appears on the face of the surrendered certificates.

(3) Signature Guarantee. If any Payment Check(s) and/or certificate(s) for Chittenden Common Stock is to be issued in a name different from that appearing on the face of the surrendered certificates, the certificates must be properly endorsed by the registered holder(s) thereof or accompanied by appropriate stock powers properly executed and the signature(s) to the endorsement on the stock power must be guaranteed by a commercial bank or trust company located in the United States or by a firm of brokers having membership in a national securities exchange and Box F — “SIGNATURE(S) GUARANTEED” — on the Election Form and Letter of Transmittal must be completed.

(4) Issuance of Payment Check(s) and Certificate(s). The Payment Check(s) and/or certificate(s) for shares of Chittenden Common Stock will be issued in the name of the registered holder(s) as inscribed on the surrendered certificates. However, if the name is incorrect or wrong, it may be corrected by following Instruction C(5) below. If the Payment Checks and/or certificates for shares of Chittenden Common Stock are to be issued in the name of someone other than the registered holders of the surrendered certificates, you must follow Instruction C(7) below.

(5) Correction of or Change in Name. For a correction of name or for a change in name which does not involve a change of ownership, please complete Box G — “SPECIAL ISSUANCE INSTRUCTIONS” — on the Election Form and Letter of Transmittal and proceed as follows: for a change in name by marriage, etc., the Election Form and Letter of Transmittal should be signed, e.g., “Mary Doe, now by marriage Mary Jones,” with the signature guaranteed as described in Instruction C(3) and Box F should be completed. For a correction in name, the Election Form and Letter of Transmittal should be signed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown,” with the signature guaranteed as described in Instruction C(3) and Box F should be completed.

(6) Special Delivery Instructions. The Payment Check(s) and/or certificate(s) for shares of Chittenden Common Stock will be mailed to the address of the registered holder(s) as indicated in Box A unless instructions to the contrary are given by completing Box H — “SPECIAL DELIVERY INSTRUCTIONS” — on the Election Form and Letter of Transmittal.

(7) Transfer of Shares and Right to Receive Proceeds. If any Payment Check(s) and/or any certificate(s) for shares of Chittenden Common Stock is to be issued to a person other than the registered holder(s) of the Community Bank Common Stock surrendered for exchange, then:

•	The certificates representing shares of Community Bank Common Stock surrendered for exchange must be endorsed by the registered holders or accompanied by an appropriate stock power, with the signature(s) guaranteed in the usual form by a bank or brokerage firm acceptable to the Exchange Agent as described in Instruction C(3);

•

The signature of trustees, executors, administrators, guardians, officers of corporations, attorneys-in-fact or others acting in a fiduciary or representative capacity must be accompanied by proper evidence of each signer’s authority to act; and

•	Box G — “SPECIAL ISSUANCE INSTRUCTIONS” — on the Election Form and Letter of Transmittal must be completed.

(8) Backup Withholding. Each person surrendering certificate(s) representing shares of Community Bank Common Stock to the Exchange Agent is required to provide the Exchange Agent with a correct Taxpayer Identification Number (“TIN”) on Substitute Form W-9, which is provided herein on Box D, and to indicate, if applicable, that such person is not subject to backup withholding. If such person is an individual, the TIN is his or her social security number. If the Exchange Agent is not provided with the correct TIN, such person may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, failure to provide the information on the form may subject such person to federal income tax withholding on any payment at the then applicable rate. This form may be used to certify that such person is not a United States citizen or resident. If Box G “SPECIAL ISSUANCE INSTRUCTIONS” is completed, the person named in Box G will be considered the person surrendering certificates representing shares of Community Bank Common Stock for purposes of backup withholding.

Exempt shareholders (including, among others, certain foreign individuals) are not subject to these backup withholding and reporting requirements and should write “Exempt” on the face of the Substitute Form W-9. However, such shareholders should also provide a TIN to avoid erroneous backup withholding.

(9) Notice of Defects; Resolution of Disputes. None of Community Bank, Chittenden or the Exchange Agent will be under any obligation to notify you or anyone else that the Exchange Agent has not received a properly completed Election Form and Letter of Transmittal or that any of such forms are defective in any way.

The Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change of any Election Form and Letter of Transmittal has been properly made and to disregard immaterial defects in any Election Form and Letter of Transmittal, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(10) Questions and Requests for Information or Assistance. If you have any questions or need assistance to complete the Election Form and Letter of Transmittal, please contact the Information Agent at 1-888-605-8337. You may also obtain additional copies of the Election Form and Letter of Transmittal, as well as copies of the Proxy Statement/Prospectus, from the Information Agent at 1-888-605-8337.

D.	DELIVERY OF CERTIFICATES OF CHITTENDEN COMMON STOCK AND/OR PAYMENT CHECKS

Following the effective time of the merger, the Exchange Agent will make the allocations of cash and Chittenden Common Stock to be received by holders of Community Bank Common Stock or their designees in accordance with the Merger Agreement and the Election Forms and Letters of Transmittal. The Exchange Agent will then issue and mail to you a certificate representing shares of Chittenden Common Stock and/or a Payment Check for any cash to which you are entitled (and, if applicable, a check for cash in lieu of a fractional share), provided you have delivered the required certificate(s) for your shares of Community Bank Common Stock in accordance with the terms of the Election Form and Letter of Transmittal.

If you do not submit an effective Election Form and Letter of Transmittal, promptly after the completion of the merger, the Exchange Agent will mail to you a Letter of Transmittal and instructions for use in effecting the surrender of the certificates representing shares of Community Bank Common Stock in exchange for the merger consideration allocated to you in accordance with the Merger Agreement.

Notice of Guaranteed Delivery

of

Shares of Common Stock of

COMMUNITY BANK & TRUST COMPANY

Pursuant to the Election Form and Letter of Transmittal

(Not to be Used for Signature Guarantees)

This Notice of Guaranteed Delivery, or one substantially equivalent to this form, must be used to guarantee delivery of shares of common stock of Community Bank & Trust Company (“Community Bank Shares”) pursuant to Instruction A(3) of the related Election Form and Letter of Transmittal, if (i) certificates for Community Bank Shares are not immediately available, (ii) certificates for Community Bank Shares cannot be delivered to Computershare Trust Co., Inc. (the “Exchange Agent”) on or prior to the election deadline, which is 5:00 p.m., New York City time, on October 24, 2007 (the “Election Deadline”) or (iii) the procedures for delivery by book-entry transfer cannot be completed on a timely basis.

This Notice of Guaranteed Delivery, properly completed and duly executed, may be delivered by hand, overnight courier or mail, or transmitted by facsimile transmission, to the Exchange Agent.

The Exchange Agent: Computershare Trust Co., Inc.

By Mail: Computershare Trust Co., Inc. c/o Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	By Overnight Courier: Computershare Trust Co., Inc. c/o Corporate Actions 161 Bay State Drive Braintree, MA 02184	By Facsimile Transmission: (For Eligible Institutions Only) (781) 930-4942 For Confirmation Only Telephone: (781) 930-4900

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON AN ELECTION FORM AND LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN “ELIGIBLE INSTITUTION” UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE ELECTION FORM AND LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Election Form and Letter of Transmittal and related instructions, receipt of which is hereby acknowledged, the number of Community Bank Shares specified below pursuant to the guaranteed delivery procedure set forth below.

Certificate No.(s) (if available):

No. of Shares:

If shares will be delivered by book-entry transfer, provide the following information:

The Depositary Trust Company

DTC Account Number:

Date:

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and every obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

2

PLEASE SIGN AND COMPLETE

X
X
	Signature(s) of Owner(s) or Authorized Signatory	Date

Area Code and Telephone Number:

Must be signed by the owner(s) of the Community Bank Shares as their name(s) appear(s) on certificates for Community Bank Shares, or by person(s) authorized to become registered owner(s) by endorsement and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below and, unless waived by the Exchange Agent, provide proper evidence satisfactory to the Exchange Agent of such person’s authority to so act.

Please print name(s) and address(es)

Name(s):

Capacity:

Address(es):

3

GUARANTEED DELIVERY PROCEDURE

In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by stock certificates representing Community Bank Shares currently held by you (or a proper guarantee of delivery, as described below), no later than 5:00 p.m., New York City time, on October 24, 2007. Persons whose share certificates are not immediately available also may make an election by completing the Election Form and Letter of Transmittal and submitting it to the Exchange Agent by the Election Deadline, and by having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the stock certificates, the delivery of which is hereby guaranteed, are in fact delivered to the Exchange Agent no later than 5:00 p.m., New York City time, on the third New York Stock Exchange trading day after the date of execution of the Notice of Guaranteed Delivery (the “Guaranteed Delivery Deadline”)).

If the Exchange Agent does not receive a properly completed Election Form and Letter of Transmittal accompanied by all share certificates by the Election Deadline (unless an Election Form and Letter of Transmittal and a Notice of Guaranteed Delivery have been properly completed and delivered by the Election Deadline and the certificates are received by the Exchange Agent by the Guaranteed Delivery Deadline), you will be deemed to have made no election and the type of merger consideration to be received by you will be determined in accordance with the merger agreement.

4

GUARANTEE OF DELIVERY

(Not to be used for signature guarantees)

The undersigned, a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, as an “eligible guarantor institution” (each of the foregoing being referred to as an “Eligible Institution”), hereby guarantees to deliver to the Exchange Agent, at one of its addresses set forth above, either the shares surrendered hereby, in proper form for transfer, or confirmation of the book-entry transfer of such shares to the Exchange Agent’s account at The Depositary Trust Company (“DTC”), pursuant to the procedures for book-entry transfer set forth in this Notice of Guaranteed Delivery, in either case together with one or more properly completed and duly executed Election Form(s) and Letter(s) of Transmittal (or facsimile thereof) and any other required documents within three New York Stock Exchange trading days after the date of execution of this Notice of Guaranteed Delivery.

The undersigned acknowledges that it must deliver the Election Form(s) and Letter(s) of Transmittal (or facsimile thereof) and the certificates representing the Community Bank Shares surrendered hereby to the Exchange Agent within the time period set forth above and that failure to do so could result in a financial loss to the undersigned.

Name of Firm	Authorized Signature

Address	Name (Please Print)

(Include Zip Code)	Title

Area Code and Telephone Number	Date

NOTE: DO NOT SEND CERTIFICATES FOR COMMUNITY BANK SHARES WITH THIS FORM. CERTIFICATES FOR COMMUNITY BANK SHARES SHOULD BE SENT ONLY WITH YOUR ELECTION FORM AND LETTER OF TRANSMITTAL.

5